UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-52906

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sanderlin Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5050 Poplar Ave. ste. 618
(No. and Street)

Memphis	TN	38157
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Matthew Kamler	901-6831903	matt@sanderlinsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Matthew Kamler, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sanderlin Securities, LLC, as of December 31st, 2 24, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

Erica C. Bond exp. Feb 7 2027
Notary Public

ERICA C BOND STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SANDERLIN SECURITIES, L.L.C.

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2024

TABLE OF CONTENTS

Sanderlin Securities, L.L.C.
December 31, 2024

Ohab and Company, P.A.

...bera Ave Suite ...30
...and FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-...
Fax 407-740-6...

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Sanderlin Securities, L.L.C

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sanderlin Securities, L.L.C as of December 31, 2024, the related statements of income, changes in members' equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sanderlin Securities, L.L.C. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America

Basis for Opinion

These financial statements are the responsibility of Sanderlin Securities, L.L.C.'s management. Our responsibility is to express an opinion on Sanderlin Securities, L.L.C.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sanderlin Securities, L.L.C. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Sanderlin Securities, L.L.C.'s financial statements. The supplemental information is the responsibility of Sanderlin Securities, L.L.C.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole

Ohab and Company, PA

We have served as Sanderlin Securities, L.L.C.'s auditor since 2018

Maitland, Florida

March 27, 2025

STATEMENT OF FINANCIAL CONDITION

Sanderlin Securities, L.L.C.

December 31, 2024

ASSETS

Cash	$	188,841
Deposits with clearing broker		1,480,214
Deposit with regulatory agency		319
Municipal securities owned		1,625,463
Accrued interest receivable		12,948
Rights of Use - Lease		3,228
Prepaids and other		14,758
Total assets	$	3,325,771

LIABILITIES AND MEMBERS' EQUITY

Lease Liability		3,228
Due to clearing broker	$	1,473,817
Accounts payable and accrued expenses		47,108
Total liabilities		1,524,153
Members' equity		1,801,618
Total liabilities and members' equity	$	3,325,771

See notes to financial statements.

STATEMENT OF INCOME

Sanderlin Securities, L.L.C.

Year Ended December 31, 2024

Revenues		
Trading profits	$	602,748
GAIN/LOSS ON BOND MATURITIES		14,496
Interest income		217,067
		834,311
Expenses		
Employee compensation and benefits		318,136
Guaranteed Payment		151,456
Communication and information services		57,981
Clearing fees		113,379
Regulatory fees		8,110
Occupancy		17,007
Other operating expenses		60,653
		726,722
Income before state income tax		107,589
State income tax		10,438
Net income	$	97,151

See notes to financial statements.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Sanderlin Securities, L.L.C.

Year Ended December 31, 2024

Balance at December 31, 2024	$ 1,704,467
Capital contributions	-
Capital withdrawals	-
Net income	97,151
Balance at December 31, 2023	$ 1,801,618

See notes to financial statements.

STATEMENT OF CASH FLOWS

Sanderlin Securities, L.L.C.

Year Ended December 31, 2024

Cash flows from operating activities	
Net income	97,151
Adjustments to reconcile net income to cash provided by operating activities	
Depreciation and amortization	0
Loss on disposition of equipment	0
Changes in operating assets and liabilities	
Deposits with clearing broker	-28,078
Deposit with regulatory agency	103
Municipal securities owned	1,452,490
Accounts receivable	0
Accrued interest receivable	25,587
Other assets	-2,868
Due to clearing broker	-1,518,466
Accounts payable and accrued expenses	12,021
Net cash provided by operating activities	37,940
Cash flows from investing activity - purchase of equipment	0
Cash flows from financing activities	
Capital contributions	0
Capital withdrawals	0
Net cash used for financing activities	0
Net increase in cash	37,940
Cash at beginning of year	150,900.17
Cash at end of year	$ 188,841
Supplemental cash flow disclosures:	
Cash paid for state income tax	$ 10,438
Cash paid for interest	$ 15,114

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Sanderlin Securities, L.L.C.
December 31, 2024

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Sanderlin Securities, L.L.C. (the Company), a Tennessee limited liability company, operates in Tennessee as a Securities and Exchange Commission (SEC) registered broker-dealer and a member of the Financial Industry Regulatory Authority (FINRA). The Company began operations as a registered broker-dealer on January 29, 2001. The company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions in municipal bonds and treasury securities.

The Company has an agreement (Clearing Agreement) with a clearing broker to clear securities transactions and perform certain record-keeping functions. Safekeeping services for customer securities are provided by the clearing broker on a fully disclosed basis. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Clearing Agreement may be cancelled by either party 45 days after receipt of written notice.

Limited Liability Company/Income Taxes

The financial statements include only those assets, liabilities and results of operations that relate to the business of Sanderlin Securities, L.L.C. The financial statements do not include any assets, liabilities, revenues or expenses attributable to the members' individual activities.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member accounts.

As a limited liability company, the net income of the Company is not subject to federal income tax. The members report the net income of the Company on their personal income tax returns.

State income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the financial and income tax bases of assets and liabilities. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company accounts for uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). No amounts have been recognized or disclosed related to uncertain tax positions. The Company would record interest expense and penalties related to uncertain tax positions as interest expense and other operating expense, respectively. Income tax returns for fiscal years ending on or after December 31, 2022 are subject to examination by taxing authorities.

Continued

NOTES TO FINANCIAL STATEMENTS

Sanderlin Securities, L.L.C.
December 31, 2024

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of the revenues and expenses during the reporting period. Actual results could differ from these estimates.

Material estimates, that are particularly susceptible to significant change in the near future, relate to the determination of fair value of municipal securities owned.

The fair value of municipal securities is obtained by management from third party providers. These valuations are subject to fluctuations caused by current market conditions and other matters. It is reasonably possible that the fair value of municipal securities could change materially in the near term.

Cash and Cash Equivalents

Cash consists of deposits with banks and all highly liquid investments with original maturities of three months or less, that are not segregated and deposited for regulatory purposes.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation and amortization are computed using accelerated methods over the estimated useful lives of the assets.

Continued

Sanderlin Securities, L.L.C.
December 31, 2024

Revenue recognition
In the ordinary course of business, the Company purchases municipal securities from other dealers for its own account. The securities are then sold to other dealers or to certain members of the Company and their related interests. The company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified to the company, the pricing is agreed upon and the risks and rewards of ownership have been transferred.

Other Income represents reimbursements of salary and other related employment costs of former owner and are recognized when all performance obligations are satisfied.

Municipal securities owned are carried at estimated fair value. Changes in fair value are included in trading profits in the statement of income.

Interest income is the interest earned on the company's municipal holdings and deposits. The company recognizes the income monthly which is when the interest is earned.

Fair Value of Assets and Liabilities

GAAP defines fair value and establishes a framework for measuring fair value. Fair value measurements apply to financial assets and liabilities recognized at fair value on a recurring basis or nonrecurring basis, as well as to non-financial assets and liabilities which are re-measured at least annually.

GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable market data, when available, and minimizes the use of unobservable inputs when determining fair value. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Company's assumptions about the assumptions market participants would use in pricing an asset or liability based on the best information available in the circumstances.

Assets and liabilities measured at fair value are grouped into three broad levels based on the reliability of valuation inputs used to determine fair value as follows:

- Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities.
- Level 2: Inputs other than quoted prices included in Level 1 that are observable for assets or liabilities, either directly or indirectly. These inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and modeling techniques based on inputs that are observable for the assets or liabilities.

Continued

- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions that market participants would use in pricing the assets or liabilities.

The availability of observable inputs varies from product to product and is affected by a variety of factors, including the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

Subsequent Events

Management has reviewed events occurring through the date the financial statements were available to be issued. The Company has determined that there are no subsequent events that require recognition or disclosure in the financial statements.

2. DUE TO/FROM CLEARING BROKER

At December 31, 2024, $52,546 was on deposit with the clearing broker and $1,427,668 was also on deposit as a trading deposit.

The Company clears all transactions through a clearing broker on a fully disclosed basis. The amount payable at December 31, 2024 of $1,473,817 to the clearing broker relates to these transactions and is collateralized by securities owned by the Company earning a weighted average coupon rate of 3.5%.

3. FURNITURE AND EQUIPMENT

A summary of furniture and equipment follows:

Furniture and equipment	$ 15,531
Less accumulated depreciation and amortization	15,531
	$ 0

Depreciation for the year ended December 31, 2024 was $ 0.

Continued

NOTES TO FINANCIAL STATEMENTS

Sanderlin Securities, L.L.C.
December 31, 2024

4. **NET CAPITAL REQUIREMENTS**

    As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 202, the Company had net capital of $1,602,177 which was $1,502,177 in excess of its required net capital of $100,000. The Company's net capital ratio was .0294 to 1.

5. **RELATED PARTY TRANSACTIONS**

    Guaranteed payments to members in 2024 totaled $151,456.

6. **OFF BALANCE SHEET RISK**

    In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss due to market fluctuations or interest rate changes.

    The nature of the securities industry is such that large cash balances are maintained in various financial institutions. These balances may exceed the limits of coverage guaranteed by the Federal Deposit Insurance Corporation.

7. **FAIR VALUE MEASUREMENTS**

    The financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 are as follows:

	Level 1	Level 2	Level 3	Fair Value
Municipal securities owned	$ --	$1,625,541	$ --	$1,625,541

    There were no transfers in or out of Level 3 during the year that ended December 31, 2024.

Continued

NOTES TO FINANCIAL STATEMENTS

Sanderlin Securities, L.L.C.
December 31, 2024

8. RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

On January 1, 2019, the Company adopted the provisions of FASB 842, which amended existing lease accounting guidance. The Company used a modified retrospective approach upon the adoption which has no effect on retained earnings.

9. RIGHT OF USE ASSET - LEASE

The Company has obligations as a lessee for office space with initial noncancelable terms. The Company classified this lease as an operating lease. This lease does not contain a renewal option. It also does not include a termination option for either party to the lease. Payments due, per the lease contract, include a fixed monthly payment of $1,088.33 and the total rent expense for 2024 on this lease was $12,978.36. Maturities of the lease obligation under operating leases as of December 31, 2024 are as follows:

Year Ending December 31

2024	$12,978.36
2025	$3,264.99
Total Lease Payments	$16,243.35

The Company has elected to recognize the lease payments as a lease costs on a straight line basis over the lease term and calculated the operating right-of-use assets and operating lease liabilities over the remaining term of the lease using an incremental borrowing rate of 6.95%.
Amounts reported in the balance sheet as of December 31, 2024 were as follows:

Asset-Lease right of use	$3,228
Liability-Lease Liability	$3,228

11. SEGMENT REPORTING
The company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions in municipal bonds and treasury securities. The company had identified its President as the chief operating decision maker ('CODM'), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the company. Additionally, the CODM uses net capital, which is not a measure of profit and loss, to make operational decisions, while maintaining capital adequacy. The company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

10. COMMITMENTS AND CONTINGENCIES

The Company did not have any commitments or contingencies at December 31, 2024.

Continued

COMPUTATION OF NET CAPITAL

Sanderlin Securities, L.L.C.

Year Ended December 31, 2024

NET CAPITAL

Total members' equity	$	1,801,618
Liabilities subordinated to claims of general creditors		
allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		1,801,618
Deductions and/or charges for nonallowable assets:		
Certain deposits with clearing broker and regulatory agency		52,865
Accrued interest receivable		12,948
Other receivables		-
Furniture and equipment, net		-
Other assets		14,758
		80,571
Net capital before haircuts on securities positions		1,721,047
Haircuts on municipal securities		(118,871)
Net capital	$	1,602,177

AGGREGATE INDEBTEDNESS COMPUTATION

Liabilities from statement of financial condition - accounts		
payable and accrued expenses	$	47,108
Total aggregate indebtedness	$	47,108
Percentage of aggregate indebtedness to net capital		2.94%

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	100,000
Excess net capital	$	1,502,177
Net capital less greater of 10% of total aggregate indebtedness or		
120% of minimum net capital required	$	1,482,177

No material differences exist between the above computation of net capital under rule
15c3-1 and that filed with the Company's unaudited December 31, 2024 FOCUS report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 (EXEMPTION)
SCHEDULE II

Sanderlin Securities, L.L.C.
December 31, 2024

The Company is exempt from provisions of SEC rule 15c3-3 as an introducing broker or dealer clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. This exemption is in accordance with provisions of SEC rule 15c3-3(k)(2)(ii).

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
  UNDER RULE 15c3-3 (EXEMPTION)
SCHEDULE III

Sanderlin Securities, L.L.C.
December 31, 2024

The Company is exempt from provisions of SEC rule 15c3-3 as an introducing broker or dealer clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. This exemption is in accordance with provisions of SEC rule 15c3-3(k)(2)(ii).

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130 Maitland, FL 32751	*Certified Public Accountants* Email: pam@ohabco.com	Telephone 407-740-7311 Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Sanderlin Securities, L.L.C.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Sanderlin Securities, L.L.C. identified the following provision of 17 C.F.R. §15c3-3(k) under which Sanderlin Securities, L.L.C. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and (2) Sanderlin Securities, L.L.C. stated that Sanderlin Securities, L.L.C. met the identified exemption provision throughout the most recent fiscal year without exception. Sanderlin Securities, L.L.C.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sanderlin Securities, L.L.C.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

March 27, 2025

SANDERLIN SECURITIES L.L.C.
5050 Poplar Ave - Suite 618 - Memphis, Tennessee 38157
Phone (901) 683-1903

Sanderlin Securities, L.L.C.'s Exemption
Report

Sanderlin Securities, L.L.C. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii):

> Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer.

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Sanderlin Securities, L.L.C.

I, John M. Kamler, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
President

Date 3/31/2025